# Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel


August 26, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on August 25, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Bragg Gaming Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares, no par value


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.


Sincerely,

*Eun Ah Choi*